UF2-20-03

Rec'd 12/26/02

02054946

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14550

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 8 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brittingham, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington	Delaware	19807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Stephen P. Sweeny (302)656-8173
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name — *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 2 5 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William A. Wolhar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc., as of ~~September 30~~, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

(The accompanying statements will be made available to all members and allied members

William A. Wolhar
Signature

President
Title

Diane L. Argo
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Brittingham, Inc.:

We have audited the accompanying statement of financial condition of Brittingham, Inc. as of September 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittingham, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

October 28, 2002

BRITTINGHAM, INC.

Statement of Financial Condition

September 30, 2002

Assets		
Cash and cash equivalents	$	167,104
Marketable securities		188,853
Exchange membership (market value – $2,500,000)		539,500
Prepaid assets		8,040
Other assets		58,056
Total assets	$	961,553
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	104,296
Deferred income taxes		124,041
Total liabilities		228,337
Stockholders' equity:		
Preferred stock, $300 par value; authorized 1,500 shares; issued 1,233 shares		369,900
Common stock, $1 par value; authorized and issued 500 shares		500
Additional paid-in capital		49,700
Retained earnings		375,151
Less cost of 150 common shares in treasury		(62,035)
Total stockholders' equity		733,216
Total liabilities and stockholders' equity	$	961,553

See accompanying notes to financial statements.

BRITTINGHAM, INC.

Statement of Operations

Year ended September 30, 2002

Income:		
Security commissions	$	195,520
Floor brokerage commissions, net		227,411
Interest and dividends		23,488
Realized gain on sale of security		24,327
Other income		68
		470,814
Expenses:		
Employee compensation and benefits		320,091
Unrealized depreciation of marketable securities		87,381
Communication costs		36,761
Occupancy and other equipment costs		41,601
Other expenses		16,977
		502,811
Loss before income tax expense		(31,997)
Income tax benefit		4,844
Net loss	$	(27,153)

See accompanying notes to financial statements.

BRITTINGHAM, INC.

Statement of Changes in Stockholders' Equity

Year ended September 30, 2002

	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total stockholders' equity
Balance, September 30, 2001	$ 369,900	500	49,700	409,702	(62,035)	767,767
Net loss	—	—	—	(27,153)	—	(27,153)
Preferred stock dividends	—	—	—	(7,398)	—	(7,398)
Balance, September 30, 2002	$ 369,900	500	49,700	375,151	(62,035)	733,216

See accompanying notes to financial statements.

BRITTINGHAM, INC.

Statement of Cash Flows

Year ended September 30, 2002

Cash flows from operating activities:		
Net loss	$	(27,153)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized depreciation of marketable securities		87,381
Gain on sale of securities		(24,327)
Increase in other assets		(18,112)
Increase in prepaid assets		(1,648)
Increase in accounts payable and accrued expenses		2,300
Decrease in deferred income taxes		(19,407)
Net cash used in operating activities		(966)
Cash flows from investing activities:		
Purchase of marketable securities		(342,390)
Proceeds from sale of marketable securities		222,358
Net cash used in investing activities		(120,032)
Cash flows from financing activities:		
Dividends paid		(7,398)
Net cash used in financing activities		(7,398)
Net decrease in cash and cash equivalents		(128,396)
Cash and cash equivalents at beginning of year		295,500
Cash and cash equivalents at end of year	$	167,104
Supplementary information:		
Income taxes paid	$	2,163

See accompanying notes to financial statements.

BRITTINGHAM, INC.

Notes to Financial Statements

September 30, 2002

(1) Summary of Significant Accounting Policies

Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5 under the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and accordingly, these financial statements are for the year ended September 30, 2002.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Exchange membership is carried at cost.

Marketable securities traded on a national exchange are valued at the last reported sales price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked prices.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

(a) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(b) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement; SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*, and SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*, and also amends SFAS No. 13, *Accounting for Leases*. SFAS No. 145 (1) eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, (2) eliminates the extraordinary-item treatment of reporting gains and losses from extinguishment of debt, and (3) makes certain other technical corrections.

(Continued)

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The adoption of the portions of SFAS No. 145 which are effective at September 30, 2002 did not have an impact on the Company's results of operations, financial condition, or equity. The adoption of the portions of SFAS No. 145 which are not yet effective at September 30, 2002 are not expected to have an impact on the Company's results of operations, financial condition, or equity.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*.

The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have an impact on the Company's results of operations, financial condition, or equity.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. SFAS No. 147 amends SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 147 addresses how assets of certain financial institutions that are obtained in a business acquisition are to be accounted for. As outlined in SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is determined by the excess of fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination.

The specialized accounting guidance in paragraph 5 of SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*, will not apply after September 30, 2002. If certain criteria in SFAS No. 147 are met, then the amount of unidentifiable intangible assets will be reclassified to goodwill upon adoption of SFAS No. 147.

Financial institutions meeting the conditions outlined in SFAS No. 147 will be required to restate previously issued financial statements. The Company does not expect the adoption of SFAS No. 147 to have an impact on results of operations, financial condition, or equity.

(2) Customers' Accounts

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

(3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

(Continued)

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2002, the Company had a ratio of aggregate indebtedness to net capital of approximately 0.34 to 1 and a net capital requirement of $5,803. Aggregate indebtedness and net capital, as defined, were $87,060 and $259,824, respectively, at September 30, 2002.

(4) Investments

Marketable securities consisted of the following at September 30, 2002:

	Cost	Gross unrealized gains	Gross unrealized losses	Carrying (fair) value
Corporate bonds	$ 267,015	—	(78,162)	188,853
	$ 267,015	—	(78,162)	188,853

(5) Commitments and Contingent Liabilities

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company. The Company believes it has provided the Commission all documents responsive to the subpoena that are in the possession, custody or control of the Company. As of September 30, 2002, the Commission's investigation was ongoing. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

The Company's operations are conducted in premises that are rented under a lease agreement with L.I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payments made to L.I. Holdings, Inc. during 2002 were approximately $35,154.

(6) Related Parties

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose president is the chairman of the board of the Company. Total commissions earned from related parties for the fiscal year ended September 30, 2002, were $183,597.

(Continued)

(7) Income Taxes

Components of income tax expense for the year ended September 30, 2002, are as follows:

Federal:		
Current	$	(17,244)
Deferred		8,304
		(8,940)
State:		
Current		4,096
Deferred		—
		4,096
Total income tax benefit	$	(4,844)

The effective income tax rate for the year ended September 30, 2002 differs from the statutory income tax rate primarily due to state income tax expense.

Significant deferred tax liabilities (assets) of the Company as of September 30, 2002 are as follows:

Unrealized loss on securities	$	(17,504)
Unrealized gain on exchange membership		141,545
Net deferred tax liability	$	124,041

(8) Profit Sharing Plan

The Company has a profit sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $23,739 was expensed in 2002.

(9) Capital Stock

The Company has the right to purchase outstanding capital stock from stockholders under certain conditions at an amount set forth in the Company's articles of incorporation. In addition, stockholders are required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

The preferred stock is nonvoting with a noncumulative 4% dividend per annum on a calendar-year basis. The preferred dividend must be paid in any year prior to the payment of a dividend, if any, on the common shares. The preferred shares are callable at any time at various predetermined prices at the option of the Company. All preferred shares are callable at $303 per share as of September 30, 2002.

(Continued)

BRITTINGHAM, INC.

Notes to Financial Statements

September 30, 2002

(10) FOCUS Report – Floor Brokerage

Beginning with the FOCUS Report prepared by the Company for the quarter ended September 30, 1999, the Company has reported the gross commissions generated by the individual who operates its NYSE seat as income and the related amount of expenses paid to the individual as expense. This reporting differs from the presentation of such items in the accompanying financial statements, which present such items on a net basis.

The Company's NYSE seat is operated by a Floor Broker under an annual operating agreement. All Floor Brokerage commissions earned from the seat are received by Brittingham, Inc. on a monthly basis. Expenses for the seat, and 1/12 of the annual amount are deducted from the commissions and the net amount is paid to the Floor Broker. Under the terms of the agreement $235,000 is to be paid to Brittingham, Inc. by the Floor Broker for use of the seat for the period January 1, 2002 to December 31, 2002.

Total Floor Brokerage commissions for year	$	472,373
Total Floor Brokerage expenses		(244,962)
Net Floor Brokerage revenue	$	227,411

Schedule 1

BRITTINGHAM, INC.

Computation of Net Capital Under Rule 15c3-1

September 30, 2002

Aggregate indebtedness:		
Accounts payable and accrued expenses (net of secured liabilities of $17,236)	$	87,060
Total aggregate indebtedness	$	87,060
Net capital:		
Net worth:		
Preferred stock	$	369,900
Common stock		500
Paid-in capital		49,700
Retained earnings		375,151
Less: treasury stock		(62,035)
Deferred income taxes		124,041
Total net worth and allowable liabilities		857,257
Deduct:		
Nonallowable assets:		
Exchange memberships		539,500
Prepaid assets		8,040
Other assets		11,612
		559,152
Net capital before haircuts on securities positions		298,105
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:		
Trading and investment securities		38,281
Net capital		259,824
Minimum capital required to be maintained ($5,000 or 6-2/3% of aggregate indebtedness of $87,060)		5,803
Net capital in excess of requirements	$	254,021
Ratio of aggregate indebtedness to net capital		0.34

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2002, filed by Brittingham, Inc. with the New York Stock Exchange on October 23, 2002.

See accompanying independent auditors' report.

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Brittingham, Inc.:

In planning and performing our audit of the financial statements of Brittingham, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

October 28, 2002